September 8, 2005


Mail Stop 4561


Daniel Hunter
Chief Executive Officer
Encore Clean Energy, Inc.
Suite 610-375 Water Street
Vancouver, British Columbia, Canada V6B 5C6

RE:		Encore Clean Energy, Inc.
      File No. 0-26047
Preliminary Proxy Statement on Form 14A
		Filed on August 31, 2005

Dear Mr. Hunter:

      This is to advise you that we are limiting our review of the above proxy statement to the following matters:

1. We note your disclosure on page 3 that the primary purposes of the
proposed merger are to change your state of domicile and to
increase
your authorized capital. Because the increase in your authorized capital is separate from and unrelated to the reincorporation process
(i.e., the increase does not automatically occur as a result of reincorporation), you should include each of these matters as a separate item to be acted upon by shareholders. Please revise your proxy statement to provide shareholders the opportunity to vote individually on the reincorporation and on the increase to your
authorized capital, as separate matters.   See Rule 14a-4(a)(3) of
the Securities Exchange Act of 1934.

2. We note that you have not included a form of proxy card as required by Rule 14a-4 the Securities Exchange Act of 1934.
Please
amend your filing to include the required form of proxy card.

      We will not conduct any further review of the proxy statement.
As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities
Exchange
Act of 1934.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, prior to filing your definitive information statement, please furnish a letter, acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes made in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	If you have any questions, please call Amanda McManus, attorney-advisor, at (202) 551-3412 or the undersigned at (202) 551-3495.


      Sincerely,



Elaine Wolff
Branch Chief

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Daniel Hunter
Encore Clean Energy, Inc.
September 8, 2005
Page 2